UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Maravai LifeSciences Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

56600D 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Maravai Life Sciences Holdings 2, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.63%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 132,188,632 shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 units of Maravai Topco Holdings, LLC (“Common Units”) (together with an equal number of shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”)).

1.	Names of Reporting Persons Maravai Life Sciences Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,094,026
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,094,026

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,094,026(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 47.39%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).
(2)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Fund XI/C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.63%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Fund XI/B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,094,026
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,094,026

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,094,026(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 47.39%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).
(2)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Co-Invest XI LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,094,026
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,094,026

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,094,026(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 47.39%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).
(2)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Partners XI/A&C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.63%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Partners XI/B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,094,026
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,094,026

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,094,026(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 47.39%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).
(2)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

1.	Names of Reporting Persons GTCR Investment XI LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 140,775,059
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 140,775,059

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,775,059(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.02%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).
(2)

Calculated based on 132,188,632 shares of Class A Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, as increased by an additional 119,094,026 shares of Class A Common Stock issuable in exchange for 119,094,026 Common Units (together with an equal number of shares of Class B Common Stock).

Item 1(a).	Name of Issuer

Maravai LifeSciences Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10770 Wateridge Circle, Suite 200

San Diego, CA 92121

Item 2(a).	Names of Persons Filing

This Amendment No. 2 to Schedule 13G is being jointly filed by the entities and persons listed below, each of which are collectively referred to herein as the “Reporting Persons”:

(i)	Maravai Life Sciences Holdings 2, LLC (“MLSH 2”)

(ii)	Maravai Life Sciences Holdings, LLC (“MLSH 1” and collectively with MLSH 2, the “MLSH Entities”)

(iii)	GTCR Fund XI/C LP

(iv)	GTCR Fund XI/B LP

(v)	GTCR Co-Invest XI LP

(vi)	GTCR Partners XI/A&C LP

(vii)	GTCR Partners XI/B LP

(viii)	GTCR Investment XI LLC

The Reporting Persons previously entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 11, 2021, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

c/o GTCR, LLC

300 North LaSalle Street, Suite 5600

Chicago, IL 60654

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

56600D 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, MLSH 1 is entitled at its option to exchange Common Units (together with an equal number of shares of Class B Common Stock) for shares of Class A Common Stock on a one-for-one basis. MLSH 1 directly holds 119,094,026 Common Units and MLSH 2 directly holds 21,681,033 shares of Class A Common Stock.

MLSH 1 and MLSH 2 are each managed by a board of managers. GTCR Fund XI/C LP controls the board of managers of MLSH 2. GTCR Fund XI/B LP and GTCR Co-Invest XI LP control the board of managers of MLSH 1. GTCR Partners XI/A&C LP is the general partner of GTCR Fund XI/C LP. GTCR Partners XI/B LP is the general partner of GTCR Fund XI/B LP. GTCR Investment XI LLC is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. GTCR Investment XI LLC is managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the shares of Class A Common Stock held directly by MLSH 2 and MLSH 1, respectively. Each of GTCR Partners XI/A&C LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by MLSH 2, and each of GTCR Partners XI/B LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 1 and each of the individual members of the GTCR Board of Managers disclaims beneficial ownership of the shares of Class A Common Stock held of record by MLSH 1 and MLSH 2 and this statement shall not be construed as an admission that any of such individual members or any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

MARAVAI LIFE SCIENCES HOLDINGS, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

MARAVAI LIFE SCIENCES HOLDINGS 2, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

GTCR FUND XI/C LP

By: GTCR Partners XI/A&C LP
Its: General Partner
By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR FUND XI/B LP

By: GTCR Partners XI/B LP
Its: General Partner
By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR PARTNERS XI/A&C LP

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR CO-INVEST XI LP

By: GRCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR PARTNERS XI/B LP

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2021, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2021).